Exhibit 99.3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	UNITED UTILITIES PLC		GORDON ARTHUR IVAN WATERS

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR AND SPOUSE		G A I WATERS: 1,376 ORDINARY, 3,071 A SHARES MRS M WATERS: 41,950 ORDINARY, 4,182 A SHARES SHARE INCENTIVE PLAN: 836 ORDINARY 150 A SHARES TOTAL: 44,162 ORDINARY, 7,403 A SHARES

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	SPOUSE		DIVIDEND REINVESTMENT INTO ISA, 1. GAIW 57 ORDINARY SHARES 2. MRS M WATERS 57 ORDINARY SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	114		0.00002%		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES		1.620p 2.622p		1. 25 FEBRUARY 2005 2. 29 MARCH 2005		7 APRIL 2005

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	ORDINARY: 44,276 A SHARES: 7,403				ORDINARY: 0.007% A SHARES: 0.002%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			Jane Gilmore 01925 237052

25.	Name and signature of authorised company official responsible for making this notification
	P A DAVIES, Assistant Company Secretary

	Date of notification 7 APRIL 2005